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Exhibit (e)(4)

Letter Agreement between the Company and Jack W. Frost dated May 10, 2001

    J.C. Nichols Residential Letterhead

www.jcnichols.com	JACK W. FROST President

May 10, 2001

Mr. Ron Peltier, President & CEO
HomeServices.com
6800 France Avenue South
Edina, MN 55435

Dear Ron:

    I am writing to confirm my understanding of the discussions we had on May 9 and May 10, 2001, and to set forth my suggestions for dealing with a few issues I have identified subsequent to our talks. It is my understanding that the company has determined to close the purchase of the J.D. Reece Company on May 11, 2001. You have advised me that Mr. Reece will be designated as the responsible person for oversight of the company's real estate operations in the greater Kansas City metro area.

    You acknowledged to me that the appointment of Mr. Reece violated the provisions of Paragraph 2 of my Employment, and you have further advised that the company intends to compensate me in accordance with the provisions of Paragraph 6a pursuant to the "Good Reason" provisions constituting the grounds for my termination.

    Because I am willing to continue on for some portion of the transition period until no later than the end of the year, the date of this termination is obviously not known at the present time. The actual date of termination will be determined by me sometime between now and the end of the year or when the two companies have merged together, whichever comes first. Once the termination is effective, then my Employment Agreement would entitle me to the following:

    1.  2001 base salary would be paid to me during the three years of the "Noncompetition Period".

    2.  An annual "short term incentive payment" which, under the contracts, is described as equal to the average short-term incentive payments paid to me prior to termination, would also be paid to me for each of the three years of the Non-Compete Period. We have agreed upon a "short-term incentive payment" for the Non-Compete Period of $70,000 per year.

    3.  I would continue to elect coverage under the company's group health insurance program and the company would pay the same portion of premium costs which it pays members of its management team who are actively employed.

    I have only had a short time to react to our conversation, but at present I have identified the following additional matters for attention:

    A.  Given my long history with the company, I believe it appropriate that the company indemnify me and reimburse me for all reasonable expenses I may incur in the event that any claim or liability arises from any action of myself or company prior to the termination date. I would not expect this to cover any act of intentional wrongdoing.

    B.  During Non-Competition Period, I would continue to receive the use of my company leased automobile and the company would continue to pay for the costs of such lease through 2001.

    C.  During the Non-Competition Period, the company would continue to pay my dues at my country club.

    D.  For the rest of this year and the Non-Competition Period, no public statements pertaining to me would be made or disseminated without my prior written consent.

    E.  Effective on the termination date, the company and I would mutually release each other from any past claims except to the extent of intentional wrongdoing.

    It is essential to me that we reach an agreement on these points prior to announcing the Reece acquisition as a matter of fairness and professionalism, as well as to avoid any possible future misunderstanding. If the above is acceptable to the company, please have a copy of this letter accepted and executed by an appropriate officer of the company in the space provided below. Please fax a signed copy to me followed by delivery of the actual executed copy.

Sincerely,

/s/ Jack W. Frost

Jack W. Frost
JWF:mw

Agreement

HomeServices.com, Inc. hereby agrees to comply with all of the terms and provisions of the above letter.

Dated this 11 day of May  , 2001.

HOMESERVICES.COM, INC.

By:	/s/ Ronald J. Peltier Title

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Letter Agreement between the Company and Jack W. Frost dated May 10, 2001
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